# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anebulo Pharmaceuticals, Inc., CIK 0001815974
CUSIP: 034569103
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: c/o Anebulo Pharmaceuticals, Inc.,, 1017 Ranch Road 620 South, Suite 107, Lakeway, Texas (TX), 78734
Date of event which requires filing of this statement: 02/24/2025
Amends the filing with accession number 0000921895-21-001384
Filed by CIK 0001770436
Persons authorized to receive notices and communications: Dan George, c/o Anebulo Pharmaceuticals, Inc.,, 1017 Ranch Road 620 South, Suite 107, Lakeway, Texas (TX), 78734, (515) 598-0931

## Reporting persons
- Aron R. English (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 104,475; shared voting power 21,825,405; sole dispositive power 104,475; shared dispositive power 21,825,405; aggregate amount beneficially owned 21,929,880 (51.1% of the class)
  Comment: (1) Rows 7, 9 and 11 include 104,475 shares of Common Stock issuable pursuant to options exercisable within 60 days.
  (2) Rows 8, 10 and 11 include (i) 15,467,300 shares of Common Stock held by 22NW Fund, LP, (ii) 1,703,577 shares of Common Stock issuable pursuant to warrants exercisable within 60 days held by 22NW Fund, LP and (iii) 4,654,528 shares of Common Stock held by Pharma Investors, LLC. (3) Percentage calculated based on 41,084,731 shares of Common Stock outstanding as of December 23, 2024.
- 22 NW FUND, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 17,170,877; sole dispositive power 0; shared dispositive power 17,170,877; aggregate amount beneficially owned 17,170,877 (40.1% of the class)
  Comment: (1) Percentage calculated based on 41,084,731 shares of Common Stock outstanding as of December 23, 2024.
- PHARMA INVESTORS, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,654,528; sole dispositive power 0; shared dispositive power 4,654,528; aggregate amount beneficially owned 4,654,528 (11.3% of the class)
  Comment: (1) Percentage calculated based on 41,084,731 shares of Common Stock outstanding as of December 23, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Anebulo Pharmaceuticals, Inc.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following:

As previously disclosed, on December 22, 2024, Anebulo Pharmaceuticals, Inc., a Delaware corporation (the "Company"), entered into a securities purchase agreement (the "Purchase Agreement") with 22NW Fund, LP ("22NW"), as well as other institutional accredited investors (the "Investors"), pursuant to which the Company issued to the Investors, in a private placement priced at-the-market (the "Private Placement"), an aggregate of 15,151,514 shares of Common Stock, of which 10,101,010 of such shares (the "Shares") were issued to 22NW, a greater than 5% stockholder of the Company that is controlled by Aron English, a director of the Company. The Private Placement closed on December 23, 2024.

On February 24, 2025, the Company entered into a lock-up agreement (the "Lock-Up Agreement") with 22NW pursuant to which 22NW agreed not to vote, sell, transfer, pledge or otherwise dispose of the Shares that were issued to it in the Private Placement. Pursuant to the Lock-Up Agreement, the Company agreed to hold a stockholder meeting no later than April 30, 2025 (the "2025 Annual Meeting") and to submit a proposal for the removal of the voting and transfer restrictions set forth in the Lock-Up Agreement (the "Proposal") at the 2025 Annual Meeting. The Lock-Up Agreement further provides that any failure of the Company to hold a stockholder meeting to remove the lock-up restrictions by April 30, 2025 or to have the restrictions on voting and transfer of the Shares removed after receiving stockholder approval of the Proposal would be deemed a breach of the Lock-Up Agreement and 22NW would have a right to have the Shares redeemed.

In conjunction with entering into the Lock-Up Agreement, the Company executed an irrevocable letter (the "Irrevocable Instruction Letter"), which was acknowledged and agreed to by 22NW, instructing the Company's transfer agent not to allow the voting or sale, transfer, pledge or other disposition of the Shares until the Company's stockholders approve the removal of the lock-up restrictions at a stockholder meeting held for such purpose. The transfer agent has also been instructed to place a legend on the Shares noting that they are subject to the terms of the Lock-Up Agreement.

On February 24, 2025 the Reporting Persons and Dr. Joseph Lawler entered into a support agreement (the "22NW Support Agreement"). Pursuant to the 22NW Support Agreement, the Reporting Persons have agreed that from and after the 2025 Annual Meeting and at every meeting of the holders of the Company's common stock thereafter that holders of common stock are requested to vote upon a proposal to elect Dr. Lawler to the board of directors of the Company, however called, and at every adjournment or postponement thereof, the Reporting Persons shall vote the shares they beneficially own and have in their control at the time of such meeting in favor of the election of Dr. Lawler.

On February 24, 2025 the Reporting Persons and Dr. Joseph Lawler entered into a second support agreement (the "Lawler Support Agreement"). Pursuant to the Lawler Support Agreement, Dr. Lawler has agreed to vote all of the common stock of the Company owned or controlled by him at the 2025 Annual Meeting in favour of the Proposal (or at any other stockholder meeting held to vote on the Proposal). Also pursuant to the Lawler Support Agreement, Dr. Lawler has agreed that from and after the 2025 Annual Meeting and at every meeting of the holders of the Company's common stock thereafter that holders of common stock are requested to vote upon a proposal to elect Mr. Aron English to the board of directors of the Company, however called, and at every adjournment or postponement thereof, Dr. Lawler shall vote the shares he beneficially owns and has in his control at the time of such meeting in favor of the election of Mr. English.

Except as otherwise set forth in Amendment No. 2 to this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between the Reporting Persons and any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 2: Support Agreement dated February 24, 2025 among 22NW Fund, LP, Pharma Investors, LLC and Dr. Joseph Lawler

## Signatures
- Aron R. English: /s/ Aron R. English, Aron R. English (02/26/2025)
- 22 NW FUND, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, the GP of 22 NW FUND, LP (02/26/2025)
- PHARMA INVESTORS, LLC: /s/ Aron R. English, Aron R. English, Owner (02/26/2025)